Exhibit 99.2

JEFFS’ BRANDS LTD

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Mr. Viki Hakmon, the Company’s Chief Executive Officer, and Mr. Ronen Zalayet, the Company’s Chief Financial Officer, each of them, separately agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned, all the ordinary shares, no par value. of Jeffs’ Brands Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at Company’s offices, 7 Mezada Street, Bnei Brak 5126112, Israel, on September 5, 2023, at 5:00 p.m. (Israel time) (10:00 AM Eastern time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR the Proposals described in the Proxy Statement. Any and all proxies heretofore given by the undersigned are hereby revoked.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

JEFFS’ BRANDS LTD.

TO BE HELD ON September 5, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE

MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	For	Against	Abstain
1.a.

To approve the re-election of Mr. Amitay Weiss as a Class I director of the Company to hold office until the annual general meeting to be held in 2026, or his earlier resignation or removal, as applicable.

	☐	☐	☐
1.b.

To approve the re-election of Mr. Moshe Revach as a Class I director of the Company to hold office until the annual general meeting to be held in 2026, or his earlier resignation or removal, as applicable.

	☐	☐	☐
1.c.

To approve the re-election of Ms. Tali Dinar as a Class I director of the Company to hold office until the annual general meeting to be held in 2026, or her earlier resignation or removal, as applicable.

	☐	☐	☐
2

To approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio of up to 1:10, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors.

	☐	☐	☐
3

To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

	☐	☐	☐

In their discretion, the proxy is authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.